December 17, 2012

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Ms. Suying Li
Re:	Securities and Exchange Commission
Staff Comments dated December 14, 2012, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter as correspondence to the staff to confirm the telephone conference between Sandra MacKay, Senior Vice President, Legal and Corporate Secretary of the Company and Suying Li of the staff in which Ms. Li agreed to grant the Company a 10 business day extension to the December 31, 2012 deadline for the Company to respond to the staff’s comments in its December 14, 2012 letter to the Company regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011.  This extension takes the response deadline to January 15, 2013.

If you should have any questions regarding this correspondence, please do not hesitate to contact me at 604-689-1659.

Sincerely,
Uranerz Energy Corporation

/s/ Sandra MacKay
Sandra MacKay
Senior Vice President, Legal and Corporate Secretary